[Letterhead of Bingham McCutchen]

     Facsimile

DATE:	February 15, 2006
	NAME	FAX	PHONE

TO:	S. Thomas Kluck II	(202) 772-9206
Securities and Exchange Commission

FROM:	Thomas L. Iannarone thomas.iannarone@bingham.com	(212) 752-5378	(212) 705-7484
PAGES:	(INCLUDING THIS COVER PAGE): 11
RE:	Acquicor Technology Inc.
MESSAGE:
Mr. Kluck:
Attached find a marked copy of the Acquicor transcript that was distributed to you by fax yesterday and by overnight courier (delivered this morning). Upon further review of the transcript it was determined there were a couple of typos, etc. that needed to be cleaned up (none of which substantively alter the text of the transcript).
Please contact me with any questions.
Regards,
/s/ Thomas L. Iannarone
For transmission problems, please call (212) 705-7724
The information in this transmittal (including attachments, if any) is privileged and confidential and is intended only for the recipient(s) listed above. If you are neither the intended recipient(s) nor a person responsible for the delivery of this transmittal to the intended recipient(s), you are hereby notified that any unauthorized reading, distribution, copying or disclosure of this transmittal is prohibited. If you have received this transmittal in error, please notify us immediately at (same telephone number as in first paragraph — will duplicate) and return the transmittal to the sender. Thank you.

LEGAL LANGUAGE SERVICES

TRANSCRIPTION OF TAPE

DESIGNATED AS: 803964

Audio File Name: ACQ100u_32

Speakers: Gil, Steve, and Ellen

Gil:	First of all, thank you all for, for being here and Steve, Ellen, and I are thrilled to have a chance to talk about this thing. And thanks to Think Equity for supporting us so incredibly as they have for the last six or seven months. It’s been a great experience. Our objective is, is simple. We want to acquire a company in the technology industry that offers an opportunity to leverage the IP convergence mega-trend. Now that is the shorthand version of it. I’ll try to put some meat on those bones as we go into it, but that’s what we’re trying to do. In summary, we’ve got a great management team with lots of public and private company experience. We’ve had a track record of successfully building corporations, doing innovation, and doing turnarounds, and we’ve had a history of making money for investors. During my career I have done five turnarounds. In most of those I used an approach that I’m gonna describe in a second with this little, in this box that shows the formula. Now, every company is a little different. So, so you’ve got to be careful when you use formulas like this. But this, this has been the characteristics of at least four of the deals that I’ve done. And what I’ve done is I’ve taken an underperforming company, which was often undifferentiated as well, perhaps a company that was just sort of flatlined for a while, added vision and innovation to it, and created out-sized value for the investors. And I’m going to show you a few examples in a couple of minutes of specifically what that means. And that’s what we’re trying to do here as well. So I’m, we’re building on our historic experience. The market we’re focused on is related to the convergence of markets and technologies which is one of the really great mega-trends going on right now and it’s a major catalyst for growth opportunities. I’m gonna talk about that in more length. I think most of you in the audience are familiar with the ~~[ph] Sphax [ph]~~SPAC structure. You know, strong upside potential, strong downside protection, flexibility on how you do the deal, and the ability to scale the size of the acquisition around a pretty broad range. And then lastly we have this team of people by virtue of many years of experience in business have a lot of contacts, a lot of experience, and sort of a golden rol-a-dex, if you will. And perhaps another way to talk about this is using this chart. This, this sort of underlies the process that we’re using. Strong management team that brings vision, a market opportunity that takes advantage of the trends of the marketplace, and a focus on a target company and ultimately a successful acquisition, and the target company we’re looking for is one with strong fundamentals, but underperforming. Typically the company we would have in mind would be a company that was in a good market, maybe had a good brand name, but perhaps in recent years has sort of fallen on, on hard times, and was really looking to do something, something new. We’d also like to see them have some unique intellectual property, and we’d also like them to perceive the need for growth capital and fresh management, and fresh ideas. This is sort of the theme of what we’re gonna do, and as you see in the middle of the box I put the equation there that we used because that’s the unifying theme behind all of this strategy. This is the team, or as I sometimes refer to it as our “brain trust”. At the top is the three managers who you see sitting here right now. Myself. I’ve had a long career with lots of history of creating value. I’ll tell you more about that in a minute. I’m gonna skip down to the~~, to the~~ special advisors now. On the left is George ~~[ph] Scalese [ph]~~Scalise. George is the President of the Semiconductor Industry Association, a long time Silicon Valley veteran, a member of President Bush’s Council on Science and Technology, and former Chairman of the Federal Reserve Bank of San Francisco, an absolutely awesome guy~~. And~~, and been a close friend of mine for the last three decades. Bob Miles is a Professor, or previously was a professor at Harvard B School, that’s where I met him. He taught a course on organizational effectiveness. He’s also an author and a consultant, and I’ve used him in most of my turnaround work in order to give me an academic foundation to the hard work we were doing. In terms of our board, we have Mo ~~[ph] Madar [ph]~~Meidar, who’s a transformation, turnaround, and buyout specialist. Mo lives here in New York City. He has been here for thirty five years. He’s done fifty turnarounds of companies. But in the last year or two he’s shifted his focus to buyouts. He’s just completed his third buyout right at the end of 2005, and he now has in Maxcor, the largest machine tool company in the world with over a billion dollars of sales. The name of his company is Maxcor, and it’s right here in Manhattan. Hal Clark is retired now, but he was formerly the CEO of Ingram Micro, and CEO of three or four other companies. So he’s a veteran Chief Executive with a strong information technology pedigree. And then John ~~[ph]~~ Kensey ~~[ph]~~, long time friend of mine from Orange County, California, was a ~~[ph] McKenzie [ph]~~McKinsey consultant and then went into the investment side, and in recent years he’s been investing primarily in early stage companies. So a really awesome team. I’m gonna let Ellen and Steve talk about themselves. Ellen, let me let you go first.
Ellen:	Okay. I spent over twenty years at IBM and I was responsible for three of IBM’s divisions. The Networking Hardware Division, the Networking Software Division, and a division called Software Solutions, which was primarily database, namely DB2, and languages. When I left IBM I went to work with Gil at National Semiconductor as a member of the office of the President. I then went to Apple and again worked with Gil as the Chief Technology Officer responsible for among other things their quality assurance processes as well as the implementation of the strategy for the operating system. In 1998, I went to Exodus Communications as their President. I joined them nine days before their IPO. Six months later I became CEO, and about a year later was Chairman. We grew that business to a twenty three billion dollar market cap business and we were the largest hosting company in the world with IBM claiming to be number two. That company, as you know, did experience a bankruptcy after many of their customers went bankrupt since so many of our customers were dot com. And since then I have been busy on four public boards, Colgate Palmolive, EDS, Aetna, and Watchguard, which is a small NASDAQ security company. Steve.

Steve:	Hi, I’m Steve ~~[ph] Wassand [ph]~~Wozniak. I have worked in technology, been very passionate about it my whole life. Just, it was the thing I would do no matter what else I did. Still follow it, keep up with the latest gadgets, products, whatever. And I just think skeptically. I really think that the, I’m more interested in products that kind of fit the masses, and not just the extreme special products and that sort of thing. That’s been true ~~of~~ my whole life. I have been~~.~~ , I did a lot of computer designs and I eventually I wound up working for Hewlett Packard designing the early scientific calculators, which was kind of amazing. And while working there I did a lot of side projects that were the newest technologies. I like to get into things before they’re common place. And I would, I tended to pursue a lot that really became parts of our life, such as hotel movie system, arcade games for the home, video systems for the home. I even designed the early arcade, the arcade games for Atari when they were hardware. I was a hardware and software specialist, and learning to put the two together is what makes a lot of designs come out very efficiently and do more than you would have expected otherwise for the same, for the right price, that makes it go. We started Apple and it was almost happenstance. We knew we had a great product that was so interesting to anyone technical, but we really didn’t know where in the world it would make its big mark. So we positioned ourselves to be very versatile. We had a lot of growth built into the machine in terms of things like the amount of memory that could be added, and the number of hardware devices that could be added. And right away, we started, we started making sure that we were adding, adding to this product to grow it. Even though we had good sales we wanted to reach printers, modems, and basically you know, expand the, what the machine could do. Coming up with the floppy disk was a major, major step because right around the same time the spreadsheet came out, and with a spreadsheet and a floppy disk it became a very useful, the personal computer became a very useful tool in business to really do more than you could do with the company’s computers. And sales went way up and we started infiltrating the market. And the key to it probably was that we were expandable and a lot of our competitors weren’t. Also, it was important to have a very high quality product. And I’m very concerned about quality, very concerned about user interface, that things not be too elaborate to use. If you think and think and think, you can put as much functionality into something and keep it a lot simpler. That’s one of the neat things I like to look at technologies that really achieve the good where the human is kind of more important than the technology. I got involved in later years in developing the first universal remote control and it was just, it’s still hard to say it’s been beat in function. It’s been beat in user interface because times, times got to the point we could finally have LCDs~~. But~~, but that was twelve years later ~~and~~. And I started, I was on the Board of a number of private companies including Danger, that developed the T-Mobile Sidekick, and some other, some companies in the telephony and voice recognition space, network security space. I try to follow emerging technologies. Nanotechnology, quantum computing, that sort of thing. Some day these things are gonna take over. Some day we’re gonna have you know, light running computers instead of electrons. And we’re reaching the point that it’s getting difficult to make better computers because we can make them more powerful but we can’t get rid of the heat and light, eventually light activated computers could solve that. I’m very interested in robotics. I’m interested in mobile internet technologies. As the internet gets, you know, gets more versatile you know, I~~, I~~ just see cars communicating among themselves and having a lot better systems than today’s navigation systems that are based on sort of a static, not dynamic map. And that’s, I’m on a lot of non-profit boards as well. I’m even on the board of a company that got a Grammy last year for a record. That’s it.
Gil:	A hidden talent I didn’t know you had Steve. Let me just sort of underline the obvious, which is Steve, Ellen, and I are completely committed to this enterprise. This is not a hobby. This is not a sideline. This will be the center of our activity and will be where we will focus all of our energy as we move forward.
Steve:	Yeah, let me ~~out.~~ add, I’ve been kind of retired working in a lot of philanthropy, museums for children and technology in San Jose~~. Working~~, working in school districts and even teaching myself. And I became very much involved with my family. Well my last kid just went off to college this year and all of a sudden I’m sitting at home in my house alone. I’m not married, and it’s just like the start of Apple. It’s like~~,~~ gotta get your hands doing something.
Gil:	The next couple of pages in the presentation, just recount in writing what we’ve just been talking about and I’m not going to take the trouble to walk through it a second time. But it gives the bios of our people. One point I want to make on this page relative to our directors and special advisors, however, is how important I view their role, not just because of their vast experience, but because we’re trying to build a serious company with good corporate governance. And we have, we have these folks to work with us who have many, many years of experience. There’s another benefit of all of that experience and that is we know a lot of people. I talked before about a golden rol-a-dex. I think collectively there’s probably not many people anywhere that we, one of us couldn’t, couldn’t reach. And that’s going to be important as we go through all the possible sources of new kinds of deals, and I’m absolutely confident that, that our challenge is not going to be finding a deal, and not, nor executing the deal. It’s going to be figuring out which one to do out of what will be no doubt a vast number to look over. But we’re committed to that and we’re working, we’ve worked out a pretty good filtering process to figure out on how we want to sort through those opportunities. Let me, I talked before about the formula. Let me~~, let me~~ try to breathe some life into that formula by talking about some experiences from my own life. In early 1983 I went to Rockwell and when Don ~~[ph] Beal [ph]~~Beale, who was the President of the company at the time, hired me to take over this business, he told me that that business had lost money for eight years, that he had reserved a hundred million dollars to write it off, and that if I couldn’t save it he was indeed gonna write it off. He said here’s your assignment. I want you to go look at the business for the next two or three months and then come back to me. If it can be rescued, great, I’ll back you. But if it can’t, tell me that, I’ll write it off and I promise you you’ll have another great job in, you know, somewhere in our company. So I went off and I did that and I came back three months later and I said I have some good news and I have some bad news. The good news is that I think we can save this company. It’s gonna take a lot of work and, but it can be done. And he said well what’s the bad news. And I said it’s probably gonna take about three years. Do you have the stomach to go through three more years of really lousy financial results. He thought about it a while and he said okay, but I have one question. What are you gonna do? And I said, well you know, there’s this new trend called the personal computer, which was new at this time, and personal computers will want to talk to one another. And the way they’re gonna talk to one another is they’re gonna use modems. The only problem is, most of the modems out there were too expensive, performed too slowly, and were just generally awkward to use. As I was looking through the company I found a small team of engineers working in a corner, nobody paying attention to them, and they had come up with a revolutionary idea for making a modem using digital signal processing technology and firmware to program it. And I said it’s the coolest thing I’ve ever seen. I think we can build a serious business in the modem space with that, and what I want to do is I want to refocus this division on that business, and that’s what we’re gonna do to make this successful. Frankly, we did better than I expected. Three years later, in 1986, we had eighty percent of the world market for world technology. Whether you talked about the Japanese market, the Swedish market, the South American market, the U.S. market, we had complete and total presence in all of those spaces, and in fact we made the guts to most modems made under other brand names. The only one we didn’t make was the Hayes modem, but ultimately we put Hayes out of business as a result of that. We went as a division of Rockwell, which was a pretty big company at that time, it had twenty five divisions. We started out in 1983 dead last. In 1986 we were first. And we were actually making more money on a percentage basis than Intel. So it’s a pretty good success. My boss said to me that gee, you’ve done a great job, I’ve got another problem for you, I’ve got this business in Dallas and Chicago that’s not doing so well. Why don’t you, I’m gonna give you a promotion, you’re gonna now own those businesses. So besides running the semiconductor and the modem business I want you to go fix these guys. And we ultimately, we ultimately did, and in particular the transmission systems division in Dallas, after we got it back on its feet we~~, we~~ decided~~,~~ this made telecommunications transmission equipment~~. We~~, we decided to sell it. We had a, we ultimately had a bidding war between Ericsson and Alcatel. Alcatel wound up buying it and the profit, the company pocketed five hundred million dollars of gain on the sale, on that particular sale. So that was one of my first real major contributors to shareholder value. Ultimately the business I ran helped create and run there, IPO’d under the name Connexant, and that was a two point nine billion dollars IPO. So that hundred, that little hundred million dollar business we started with grew out to be something really significant. So how did I do this? I took an underperforming business, added new technology, and created a huge amount of value, and that’s what our formula is. If you~~, if you, if you~~ look at my experience at National Semiconductor, a very similar story in many ways only a much more challenging business. Whereas Rockwell had two thousand people in division when I took it over, National had thirty three thousand and had thirty four plants around the world. The company had lost money for four of the five years prior to my arrival. I got there and I had to go out and raise some money. Once I did that, I had studied the business and I decided the way to fix this was use that formula I described earlier. I refocused the business on mixed signal technology. Our first product was the first Ethernet chip on a single slice of silicon. That turned out to be a very successful product and indeed was the market leader for many years. That before other companies ultimately caught up. But that gave me the chance to get that business back on its feet and turned around. We took those thirty three thousand employees down to twenty nine thousand, twenty one thousand employees, and we increased the sales by almost two times. And the net result of that is you can see in the profit performance there, where we went to making substantial profits. And in fact that last 1996, just, is just three quarters of the year because I left in the fourth quarter to go to my next assignment at Apple. The other point I’d like to make about National is that the stock went up from about five dollars to, well it was actually four dollars, four and three eighths to thirty two and five eighths during that period of time, and the market cap went from about five hundred million to four and a half billion dollars. And again, that was another four billion dollars of shareholder value we were able to create with this process. So I’m a believer in it. And then finally at, at Apple I had been on the board of Apple from my time at National, and as Apple started to spiral in, in 1995, the board approached me and asked me if I would come in and fix you know, do what I could to fix the company. I ultimately decided to do that at the beginning of 1996, and had a number of challenges. Basically, again what I did was I~~, I~~ went out and I raised some fresh capital. I brought in a new CFO. I worked on improving the product quality and we cut the cost. But I did, again, turning back to my formula, I figured we needed some, some fresh technology in this company. The quality and the user experience was not what we wanted. The operating system was not what we wanted, and so I brought Ellen along with me and what we did was we re-, basically redefined the Mac operating system, created Mac System 8, but we knew that that operating system would not be the long term industrial strength one we wanted, and so Ellen and I decided we needed to get this on a Unix foundation and so we started looking for something to buy. Ultimately we bought Next Computer, which is a very well known transaction, and with that I was able to get my hands on a very well defined UNIX operating system that would have much more stability and much more competitiveness in the corporate markets. So effectively what I wound up doing was bringing Steve ~~Jobbs~~Jobs back. I had already invited Steve ~~[ph] Wassniack [ph]~~Wozniak to come back to Apple because I felt that the seeds of the founders were so critical to the future of the business. In the end we renewed the competitive foundation of the business and I think you can see in the chart, the stock chart there the kind of, the kind of results that ultimately happened. As far as, as far as I was concerned I ultimately, there was ultimately a board room battle which I lost to Steve ~~Jobbs~~Jobs, but not before we got this company back on its feet again. The markets we’ve been talking about, I keep talking about this convergence thing. And let me just give you one way ~~about~~of thinking about convergence and I use it on this chart. On the left hand side you see a number of individual technologies, telecom, computing, internet, software, semiconductors, and, and if you go back not too many years all of those were thought to be independent areas of technology. But what’s happened is all of these are beginning to come together and overlap. I talked about mixed signal technology, ~~[ph] Ranlog [ph]~~where analog and digital came together when I talked about National. If you overlay on top of that picture what’s been going on and look at some of your favorite technologies you hear about, what you can see is that we’ve really been going through a convergence exercise for several years now, and all of these technologies are coming together. The unifying principle behind all of these, ultimately, is the internet protocol. And some day you’re going to be able to get your phone, your internet, your television, and any other signal you need in your home through something on the internet platform, and that’s where, that’s where we’re moving. We’re already beginning to see the beginning of ~~IP TV~~IPTV, and everyone is familiar with blogs and of course we’re now beginning to see the rise of grid computing, and so a lot of what’s going on today can be thought of in the context of this convergence. The important message is this, that as you bring these technologies together, new applications and new products emerge in new and exciting ways, and we feel like, that this new mega-trend will be perhaps the biggest one ever, and what we want to do with the funds we raise on this offering is to find the ~~elements~~element that’s part of that rising wave and ride~~, ride~~ that wave with ~~it that fits into this model~~. So that is what we’re trying to, trying to do, and that’s it. Now to, maybe just to give you an example of convergence in communications, just to give you something specific as opposed to very general, here’s what’s going on in telecommunications these days. If you look at the top left hand, you see today there’s, there’s a half a dozen different ways to communicate even within just the telephone network. Tomorrow, however, we’re going to have an IP Superhighway and all of those dissimilar areas are gonna come together, and this is not just going to be something that’s a change in the backbone of the telecom network, it’s also going to be something you’re gonna feel directly in your ~~homer~~home, as I show on the right hand side.

Steve:	Now we’ve...Yeah. We’ve had you know, many different big, huge waves in mega-trends in technology. You know, you ~~[UI]~~can include cell phones. In the computer field of course we had mainframes that came up and established what computing was, what it meant to the business world. Then we had a wave of mini-computers and it was just huge because they found new applications, small at first and eventually grew up and took over some of the applications that the large mainframes had done before. And when we had personal computers they were too small to do what mini-computers had grown up to do at first. But they were small and inexpensive and brought the personality with them. So eventually they brought in a whole ton of new applications including such things as video games, and then eventually the spread sheets and it became a real communication, and storage device to this day. Well as the internet approaches broadband and it’s becoming common for every place to have broadband access, what that means is a lot of your computing can be out on the internet very easily and delivered to you. Your music can be delivered to you. Your videos can be delivered to you. And where this is going, it hasn’t really fallen out yet. We haven’t given up enough of our personal computers to that, but over the short term people will find clever you know, approaches and implementations and methods to combine the internet with software and hardware on your personal computer. The mobile internet is bringing it to a very small application devices that are mobile. It’s also bringing it to cars. Eventually you can imagine that every car will just have internet access built in and then we’ll have a very different world~~. Once~~ once devices start talking to each other. So basically you know, one of the things we want to do is jump on. This is just a huge, huge wave of how the internet is working its way into devices that we use every day, has happened kind of slowly. But right now we’re just at the, the point where it’s just starting to, huge applications are coming in, one after another after another. The internet is putting itself into music servers in your home, putting itself into, well obviously things like TiVos and so we want to, we want to ride that wave and capture it and spot some companies that really haven’t implemented well.
Ellen	Okay. We also do think that the world is changing and it is truly dramatic. It does have networking at its, at its core. Just the impact of, of bandwidth is impressive, because that used to be a limitation. We didn’t do as much work on our computers~~,~~ at home when we were using a dial up line. Now that we have access to DSL and other technologies ~~they’re~~there are more efficient systems. Open standards here is really important. The fact that everyone has agreed that it is the internet protocol, that we are adhering to, does allow many different products and services to exploit that capability. We’re also getting used to products that are always on. And so that is changing~~. A~~ a lot of different aspects of the technology arena. So for example there’s digital media, there’s software, there’s consumer electronics, semi-conductors, telecommunications. And you’ll note that of the areas that we’ve listed as being a target opportunity for us, we do think multimedia is important~~. We~~, we do think that semiconductors is important, and we think the whole area of software, as well as IT products and services, would be a space for us to work in. So then if we look at what the market opportunity, again we think it is huge and it is based on the fact that we are seeing these shifts and we are seeing the IP convergence that Gil talked about. That convergence is increasing the integrated products and ~~services~~service offerings, whether it is the cable in your home, that attaches to both your computer and your PC, your PC becoming...sorry between your computer and your TV. The TV is becoming a PC and the PC is becoming a TV, and you’re seeing a lot of that activity. Your cell phone now can download your email, and can download your videos, download your music. And so I think that we’ll see a lot of growth opportunities that have become enabled by this IP convergence. And so we think in order to respond to this, to the trend that experienced management who can help a company grow, people who have leadership, who understand the vision of the technology, could in fact be able to take an underperforming company and make it very valuable.
Gil:	So in conclusion, the investment highlights for this offering: a world class team, IP convergence focus which will lead us to a successful acquisition and growth opportunities, an extensive sourcing network and the ability to complete an M & A transaction, significant upside potential due to the ~~[ph] Sphax [ph]~~SPAC structure with limited downside risk, and equally importantly, a history of making money for investors by members of this team by using the vision and innovation plus undifferentiated, underperforming company to create outsized value creation.
[End of Recording]

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